Exhibit 99.1

FOR IMMEDIATE RELEASE

ELY GOLD SHAREHOLDERS APPROVE GOLD ROYALTY BUSINESS COMBINATION

Vancouver, British Columbia – August 18, 2021 – Ely Gold Royalties Inc. (TSXV: ELY) (OTCQX: ELYGF) (“Ely Gold”) and Gold Royalty Corp. (NYSE American: GROY) (“GRC”) are pleased to announce that, at a special meeting of Ely Gold shareholders (the “Ely Gold Shareholders”) held August 17, 2021 (the “Meeting”), the Ely Gold Shareholders overwhelmingly approved a special resolution (the “Arrangement Resolution”) authorizing the previously announced business combination between Ely Gold and GRC to be completed by way of statutory plan of arrangement (the “Arrangement”) under the British Columbia Business Corporations Act.

The Arrangement Resolution was approved by 99.52% of the votes cast by Ely Gold Shareholders present in person or represented by proxy at the Meeting. In addition, as required by Multilateral Instrument 61-101 of the Canadian Securities Administrators (“MI 61-101”), the Arrangement Resolution was approved by 99.47% of the votes cast by Ely Gold Shareholders excluding votes cast by “interested parties” (as defined under MI 61-101). The total votes cast for the Arrangement Resolution represented approximately 49.02% of Ely Gold’s total issued and outstanding common shares (“Ely Gold Shares”).

“I would like to take this opportunity to thank all Ely Gold Shareholders for their unwavering support over the past 10 years. It is my belief that this transaction will provide significant additional value to shareholders going forward”, said Ely Gold’s President and Chief Executive Officer, Trey Wasser.

Pursuant to the Arrangement, GRC will acquire all of the issued and outstanding Ely Gold Shares. Based on the elections received from Ely Gold Shareholders and after pro-rationing and adjustments in accordance with the Arrangement, each Ely Gold Share is expected to be acquired by GRC in exchange for 0.2450 of a GRC Common Share, plus $0.0001 for Ely Shareholders who elected, or were deemed to have elected, the Share Alternative; and 0.099166 of a GRC Common Share, plus $0.869053 for Ely Shareholders who elected the Cash Alternative.

The GRC Common Shares issued in connection with the Arrangement are expected to be listed on the NYSE American after closing.

Completion of the Arrangement remains subject to, among other things, the final approval of the Supreme Court of British Columbia (the “Court”). Ely Gold expects to make the application to the Court for final approval of the Arrangement on August 20, 2021. The Arrangement is currently expected to be completed on or about August 23, 2021, provided that all of the conditions to the Arrangement are satisfied or waived.

The Ely Gold Shares are expected to be delisted from the TSX Venture Exchange on the date of closing of the Arrangement. The Ely Gold Shares will also be removed from quotation on the OTCQX. On completion of the Arrangement, Trey Wasser will be joining the GRC board of directors.

GRC anticipates that the share certificates representing the GRC Common Shares issued pursuant to the Arrangement will be sent to former registered Ely Gold Shareholders shortly after completion of the Arrangement. For more information regarding the new GRC share certificates please refer to AST Trust Company (Canada) by dialing 1-800-387-0825 (within and outside North America). Ely Gold Shareholders that own their Ely Gold Shares through a broker or other intermediary should contact such broker or other intermediary regarding their receipt of GRC Common Shares under the Arrangement.

About Ely Gold Royalties Inc.

Ely Gold Royalties Inc. is a Nevada focused gold royalty company. Its current portfolio includes royalties at Jerritt Canyon, Goldstrike and Marigold, three of Nevada’s largest gold mines, as well as the Fenelon mine in Quebec, operated by Wallbridge Mining. Ely Gold continues to actively seek opportunities to purchase producing or near-term producing royalties. Ely Gold also generates development royalties through property sales on projects that are located at or near producing mines. Management believes that due to Ely Gold’s ability to locate and purchase third-party royalties, its strategy of organically creating royalties and its gold focus, Ely Gold offers shareholders a favorable leverage to gold prices and low-cost access to long-term gold royalties in safe mining jurisdictions.

About Gold Royalty Corp.

Gold Royalty Corp. is a gold-focused royalty company offering creative financing solutions to the metals and mining industry. Its mission is to acquire royalties, streams and similar interests at varying stages of the mine life cycle to build a balanced portfolio offering near, medium and longer-term attractive returns for its investors. Gold Royalty’s diversified portfolio currently consists of net smelter return royalties on gold properties located in the Americas.

For additional information, please contact

Gold Royalty Corp. Telephone: (833) 396-3066 Email: info@goldroyalty.com	Ely Gold Royalties Inc. Trey Wasser, President & CEO Telephone: (972) 803-3087 E-mail: trey@elygoldinc.com	Ely Gold Royalties Inc. Joanne Jobin, Investor Relations Officer Telephone: (647) 964-0292 E-mail: jjobin@elygoldinc.com

Cautionary Note Regarding Forward-looking Statements: This news release contains forward looking statements of Ely Gold and GRC, within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and within the meaning of applicable Canadian provincial securities legislation. Forward-looking statements are statements which are not historical facts, including, without limitation, statements regarding the proposed acquisition of Ely Gold by GRC and the expected timing of the application to the Court and completion date of the Arrangement. There can be no assurance that such statements will prove accurate. Such statements are necessarily based upon a number of assumptions that are subject to numerous risks and uncertainties that could cause actual results and future events to differ materially from those anticipated or projected. Important factors that could cause actual results to differ materially from Ely Gold’s or GRC’s expectations are in the documents are detailed in Ely Gold’s Management Information Circular dated July 20, 2021 regarding the Arrangement, which is available under Ely Gold’s issuer profile at www.sedar.com. Other than as required by applicable securities legislation, Ely Gold disclaims any intention and assumes no obligation to revise or update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.